RESPONSE TO ITEMS 77.C. and 77.M.

Results of Special Shareholder Meetings

At a meeting held on August 2, 2013, shareholders of Thrivent Partner Socially Responsible Stock Portfolio, Thrivent Partner All Cap Growth Portfolio and Thrivent Partner All Cap Value Portfolio (the “Target Portfolios”) approved the merger of the Target Portfolios into Thrivent Large Cap Stock Portfolio (the “Acquiring Portfolio”).

Target Portfolios		Acquiring Portfolio
Partner Socially Responsible Stock	>	Large Cap Stock
Partner All Cap Growth	>	Large Cap Stock
Partner All Cap Value	>	Large Cap Stock

Shares cast for, to withhold, against, or to abstain are set forth as follows:

Partner Socially Responsible Stock:

For:	594,227.483
Against:	229,913.434
Abstain:	43,270.861

Partner All Cap Growth:

For:	1,065,771.791
Against:	54,013.529
Abstain:	54,450.633

Partner All Cap Value:

For:	630,716.312
Against:	11,126.997
Abstain:	44,927.179

The merger occurred at the close of business on August 16, 2013.